SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ADOBE SYSTEMS INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	**77-0019522**
(State of Incorporation)	(I.R.S. Employer Identification No.

345 Park Avenue
San Jose, California 95110
(408) 536-6000
(Address of principal executive offices)

1996 Outside Directors' Stock Option Plan
(Full title of the plans)

Murray J. Demo
Vice President, Corporate Controller and Interim Chief Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, California 95110
(408) 536-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Cheryl K. House, Esq.
Adobe Systems Incorporated
345 Park Avenue
San Jose, California 95110
(408) 536-6000

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Stock Options and Common Stock (par value $.0001)	250,000 shares	$122.875	$30,718,750	$8,110

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(h). The offering price per share and aggregate offering price are based upon the average of the high and low prices of Registrant's Common Stock on June 12, 2000 as reported on the Nasdaq National Market.

INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed by Adobe Systems Incorporated (the "Registrant") with the Securities and Exchange Commission are incorporated by reference into this Registration Statement:

(a) The contents of the Registration Statements on Form S-8 (No. 33-59335), filed on May 15, 1995 previously filed with respect to the Company's 1996 Outside Directors' Stock Option Plan.

(b) The Registrant's Annual Report on Form 10-K for the fiscal year ended December 3, 1999;

(c) The Registrant's Quarterly Report on Form 10-Q for the quarter ended March 3, 2000; and

(d) The description of the Registrant's Common Stock contained in the Registrant's Registration Statement on Form 8-A, filed pursuant to Section 12 of the Exchange Act of 1934, including any amendments or reports filed for the purpose of updating such description.

All reports and other documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part of this registration statement from the date of the filing of such reports and documents.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law (the "Delaware Code") authorizes a court to award, or a corporation's board of directors to grant, indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. The Registrant's Bylaws provide for indemnification of its directors, officers, employees and other agents to the fullest extent not prohibited by the Delaware Code. The Registrant also maintains directors' and officers' insurance against liabilities under the Securities Act of 1933 for its directors and principal executive officers. In addition, each officer and director is a party to a written agreement which states that the Registrant agrees to hold each of them harmless against any and all judgments, fines, settlements and expenses related to claims against such person by reason of the fact that the person is or was a director, officer, employee or other agent of the Registrant, and otherwise to the fullest extent authorized or permitted by the Registrant's Bylaws and under the non-exclusivity provisions of the Delaware Code.

EXHIBITS

Exhibit Number	Description
4.1	The Registrant's (as successor-in-interest to Adobe Systems (Delaware) Incorporated by virtue of a reincorporation effective May 30, 1997) Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on May 9, 1997.
4.2	Amended and Restated Bylaws of Registrant as currently in effect.
4.3	Certificate of Designation of the Series A Preferred Stock.
4.4	Agreement and Plan of Merger effective May 30, 1997 (by virtue of a reincorporation), by and between Adobe Systems Incorporated, a California corporation, and Adobe Systems (Delaware) Incorporated, a Delaware corporation.
4.5	Third Amended and Restated Rights Agreement between the Registrant and Harris Trust Company of California.
4.6	Certificate of Amendment to Certificate of Incorporation, filed on May 26, 2000 with the Delaware Secretary of State.
4.7	1996 Outside Directors' Stock Option Plan, as amended.
4.8	Forms of Stock Option Agreements used in connection with the 1996 Outside Directors' Stock Option Plan.
5	Opinion of Cheryl K. House, Esq., corporate securities counsel.
23.1	Consent of KPMG LLP, Independent Auditors.
23.2	Consent of Cheryl K. House, Esq., contained within Exhibit 5.

UNDERTAKINGS

1. The undersigned registrant hereby undertakes:

    (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ((S) 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    Provided, however, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by or furnished by the issuer pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference herein.

(b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on June 16, 2000.

ADOBE SYSTEMS INCORPORATED

By: _____ /s/ MURRAY J. DEMO _____

Murray J. Demo
*Vice President, Corporate Controller and Interim
Chief Financial Officer*

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John E. Warnock and Murray J. Demo, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on June 16, 2000 by the following persons in the capacities indicated.

Signature	Title
/s/ JOHN E. WARNOCK	Chairman of the Board and Chief Executive Officer
(John E. Warnock)	
	Chairman of the Board
(Charles M. Geschke)	
/s/ MURRAY J. DEMO	Vice President, Corporate Controller and Interim Chief Financial Officer (Principal Financial and Accounting Officer)
(Murray J. Demo)	
/s/ CAROL MILLS BALDWIN	Director
(Carol Mills Baldwin)	
	Director
(Robert Sedgewick)	
/s/ DELBERT W. YOCAM	Director
(Delbert W. Yocam)	

EXHIBIT INDEX

| Exhibit Number | Description | Incorporated by Reference | | | Filed Herewith |
		Form	Date of Report	Exhibit No.	
4.1	The Registrant's (as successor-in-interest to Adobe Systems (Delaware) Incorporated by virtue of a reincorporation effective May 30, 1997) Certificate of Incorporation, as filed with the Secretary of State of the State of Delaware on May 9, 1997.	10-Q	5/30/97	3.1	
4.2	Amended and Restated Bylaws of Registrant as currently in effect.	8-K	9/03/98	3.2	
4.3	Certificate of Designation of the Series A Preferred Stock.	10-K	11/28/97	3.3	
4.4	Agreement and Plan of Merger effective May 30, 1997 (by virtue of a reincorporation), by and between Adobe Systems Incorporated, a California corporation, and Adobe Systems (Delaware) Incorporated, a Delaware corporation.	10-Q	5/30/97	2.1	
4.5	Third Amended and Restated Rights Agreement between the Registrant and Harris Trust Company of California.	8-K	12/15/98	1	
4.6	Certificate of Amendment to Certificate of Incorporation, filed May 26, 2000 with the Delaware Secretary of State.				X
4.7	1996 Outside Directors' Stock Option Plan, as amended.				X
4.8	Forms of Stock Option Agreements used in connection with the 1996 Outside Directors' Stock Option Plan.				X
5	Opinion of Cheryl K. House, Esq., corporate securities counsel.				X
23.1	Consent of KPMG LLP, Independent Auditors.				X
23.2	Consent of Cheryl K. House, Esq., contained within Exhibit 5.				X

Exhibit 4.6

CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
ADOBE SYSTEMS INCORPORATED

ADOBE SYSTEMS INCORPORATED, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY CERTIFY:

FIRST: The name of the Corporation is Adobe Systems Incorporated.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of Delaware is May 9, 1997.

THIRD: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending its Certificate of Incorporation as follows:

Article I, Section A shall be amended and restated to read in its entirety as follows:

"A. This corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the corporation is authorized to issue is Five Hundred Two Million (502,000,000) shares. Five Hundred Million (500,000,000) shares shall be Common Stock, each have a par value of one-hundredth of one cent ($.0001), and Two Million (2,000,000) shares shall be Preferred Stock, each having a par value of one-hundredth of one cent ($.0001)."

FOURTH: Thereafter pursuant to a resolution of the Board of Directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Adobe Systems Incorporated has caused this Certificate of Amendment to be signed by its President and attested to by its Secretary this 26th day of May, 2000, by Bruce R. Chizen, its President, and attested by Colleen M. Pouliot, its Secretary, who hereby affirm and acknowledge, under penalties of perjury, that this Certificate is the act and deed of the Corporation and that the facts stated herein are true.

ADOBE SYSTEMS INCORPORATED

By: /s/ BRUCE R. CHIZEN
_____

Bruce R. Chizen
President

ATTESTED:

/s/ COLLEEN M. POULIOT
_____

Colleen M. Pouliot
Secretary

Exhibit 4.7

ADOBE SYSTEMS INCORPORATED

1996 OUTSIDE DIRECTORS STOCK OPTION PLAN

1. *Establishment, Purpose and Term of Plan.*

    1.1 *Establishment.* The Adobe Systems Incorporated Restricted Stock Option Plan was initially established effective March 27, 1987 and amended from time to time thereafter (the "**Initial Plan**"). The Initial Plan is hereby amended and restated in its entirety as the Adobe Systems Incorporated 1996 Outside Directors Stock Option Plan (the "**Plan**") effective as of the date of its approval by the shareholders of the Company (the "**Effective Date**").

    1.2 *Purpose.* The purpose of the Plan is to advance the interests of the Participating Company Group and its shareholders by providing an incentive to attract and retain highly qualified persons to serve as Outside Directors of the Company and by creating additional incentive for Outside Directors to promote the growth and profitability of the Participating Company Group.

    1.3 *Term of Plan.* The Plan shall continue in effect until the earlier of its termination by the Board or the date on which all of the shares of Stock available for issuance under the Plan have been issued and all restrictions on such shares under the terms of the Plan and the agreements evidencing Options granted under the Plan have lapsed.

2. *Definitions and Construction.*

    2.1 *Definitions.* Whenever used herein, the following terms shall have their respective meanings set forth below:

        (a) "**Board**" means the Board of Directors of the Company. If one or more Committees have been appointed by the Board to administer the Plan, "Board" also means such Committee(s).

        (b) "**Code**" means the Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

        (c) "**Committee**" means a committee of the Board duly appointed to administer the Plan and having such powers as shall be specified by the Board. Unless the powers of the Committee have been specifically limited, the Committee shall have all of the powers of the Board granted herein, including, without limitation, the power to amend or terminate the Plan at any time, subject to the terms of the Plan and any applicable limitations imposed by law.

        (d) "**Company**" means Adobe Systems Incorporated, a California corporation, or any successor corporation thereto.

        (e) "**Consultant**" means any person, including an advisor, engaged by a Participating Company to render services other than as an Employee or a Director.

        (f) "**Director**" means a member of the Board or the board of directors of any other Participating Company.

        (g) "**Employee**" means any person treated as an employee (including an officer or a Director who is also treated as an employee) in the records of a Participating Company; provided, however, that neither service as a Director nor payment of a director's fee shall be sufficient to constitute employment for purposes of the Plan.

(h) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

(i) "**Fair Market Value**" means, as of any date, if there is then a public market for the Stock, the closing price of the Stock (or the mean of the closing bid and asked prices of the Stock if the Stock is so reported instead) as reported on the National Association of Securities Dealers Automated Quotation ("**NASDAQ**") System, the NASDAQ National Market System or such other national or regional securities exchange or market system constituting the primary market for the Stock. If the relevant date does not fall on a day on which the Stock is trading on NASDAQ, the NASDAQ National Market System or other national or regional securities exchange or market system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded prior to the relevant date. If there is then no public market for the Stock, the Fair Market Value on any relevant date shall be as determined by the Board without regard to any restriction other than a restriction which, by its terms, will never lapse.

(j) "**Option**" means a right to purchase Stock (subject to adjustment as provided in Section 4.2) pursuant to the terms and conditions of the Plan.

(k) "**Optionee**" means a person who has been granted one or more Options.

(l) "**Option Agreement**" means a written agreement between the Company and an Optionee setting forth the terms, conditions and restrictions of the Option granted to the Optionee.

(m) "**Outside Director**" means a Director of the Company who is not an officer of the Company, an Employee, or a Consultant.

(n) "**Parent Corporation**" means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

(o) "**Participating Company**" means the Company or any Parent Corporation or Subsidiary Corporation.

(p) "**Participating Company Group**" means, at any point in time, all corporations collectively which are then Participating Companies.

(q) "**Rule 16b-3**" means Rule 16b-3 as promulgated under the Exchange Act, as amended from time to time, or any successor rule or regulation.

(r) "**Service**" means the Optionee's service as a Director.

(s) "**Stock**" means the common stock of the Company, as adjusted from time to time in accordance with Section 4.2.

(t) "**Subsidiary Corporation**" means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

2.2 *Construction.* Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural, the plural shall include the singular, and use of the term "or" shall not be exclusive.

3. *Administration.*

3.1 *Administration by the Board.* The Plan shall be administered by the Board, including any duly appointed Committee of the Board. All questions of interpretation of the Plan or of any Option shall be determined by the Board, and such determinations shall be final and binding upon all persons having an interest in the Plan or such Option. Any officer of a Participating Company shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election which is the responsibility of or which is allocated to the Company herein, provided the officer has apparent authority with respect to such matter, right, obligation, determination or election.

3.2 ***Limitations on Authority of the Board.*** Except as otherwise provided herein, the Board shall have no authority, discretion, or power to select the Outside Directors who will receive Options, to set the exercise price of the Options, to determine the number of shares of Stock to be subject to an Option or the time at which an Option shall be granted, to establish the duration of an Option, or to alter any other terms or conditions specified in the Plan, except in the sense of administering the Plan subject to the provisions of the Plan.

4. ***Shares Subject to Plan.***

4.1 ***Maximum Number of Shares Issuable.*** Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be one million two hundred fifty thousand (1,250,000) and shall consist of authorized but unissued shares or reacquired shares of Stock or any combination thereof. If an outstanding Option for any reason expires or is terminated or canceled or shares of Stock acquired, subject to repurchase, upon the exercise of an Option are repurchased by the Company, the shares of Stock allocable to the unexercised portion of such Option, or such repurchased shares of Stock, shall again be available for issuance under the Plan.

4.2 ***Adjustments for Changes in Capital Structure.*** In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in the capital structure of the Company, appropriate adjustments shall be made in the number and class of shares subject to the Plan, to the "Initial Option" and "Annual Option" (as defined in Section 6.1), and to any outstanding Options, and in the exercise price of any outstanding Options. If a majority of the shares which are of the same class as the shares that are subject to outstanding Options are exchanged for, converted into, or otherwise become (whether or not pursuant to a Transfer of Control as defined in Section 8.1) shares of another corporation (the "**New Shares**"), the Board may unilaterally amend the outstanding Options to provide that such Options are exercisable for New Shares. In the event of any such amendment, the number of shares subject to, and the exercise price of, the outstanding Options shall be adjusted in a fair and equitable manner as determined by the Board, in its sole discretion. Notwithstanding the foregoing, any fractional share resulting from an adjustment pursuant to this Section 4.2 shall be rounded down to the nearest whole number, and in no event may the exercise price of any Option be decreased to an amount less than the par value, if any, of the stock subject to the Option.

5. ***Eligibility and Type of Options.***

5.1 ***Persons Eligible for Options.*** An Option shall be granted only to a person who, at the time of grant, is an Outside Director.

5.2 ***Options Authorized.*** Options shall be nonstatutory stock options; that is, options which are not treated as incentive stock options within the meaning of Section 422(b) of the Code.

6. ***Terms and Conditions of Options.*** Options shall be evidenced by Option Agreements specifying the number of shares of Stock covered thereby, in such form as the Board shall from time to time

establish. Option Agreements may incorporate all or any of the terms of the Plan by reference and shall comply with and be subject to the following terms and conditions:

6.1 ***Automatic Grant of Options.*** Subject to execution by an Outside Director of the appropriate Option Agreement, Options shall be granted automatically and without further action of the Board, as follows:

(a) **Initial Option.** Each person who is first elected or appointed as an Outside Director after the Effective Date shall be granted an Option to purchase thirty thousand (30,000) shares of Stock on the date of such initial election or appointment (an "**Initial Option**"). Notwithstanding anything herein to the contrary, a Director of the Company who previously did not qualify as an Outside Director shall not receive an Initial Option in the event that such Director subsequently becomes an Outside Director.

(b) **Annual Option.** Each Outside Director (including any Director of the Company who previously did not qualify as an Outside Director but who subsequently becomes an Outside Director) shall be granted, on the day immediately following the day of each annual meeting of the shareholders of the Company (an "**Annual Meeting**") following which such person remains an Outside Director, an Option to purchase twenty thousand (20,000) shares of Stock (an "**Annual Option**"). Notwithstanding the foregoing, an Outside Director who received an Initial Option subsequent to the preceding year's Annual Meeting shall not receive an Annual Option with respect to the current year's Annual Meeting.

(c) **Right to Decline Option.** Notwithstanding the foregoing, any person may elect not to receive an Option by delivering written notice of such election to the Board no later than the day prior to the date such Option would otherwise be granted. A person so declining an Option shall receive no payment or other consideration in lieu of such declined Option. A person who has declined an Option may revoke such election by delivering written notice of such revocation to the Board no later than the day prior to the date such Option would be granted pursuant to Section 6.1(a) or (b), as the case may be.

6.2 ***Discretion to Vary Option Size.*** Notwithstanding any provision of the Plan to the contrary, the Board may, in its sole discretion, increase or decrease the number of shares of Stock that would otherwise be subject to one or more Initial Options or Annual Options to be granted pursuant to Section 6.1 if, at the time of such exercise of discretion, (a) the "disinterested administration" provisions contained in paragraph (c)(2)(i) of Rule 16b-3 are no longer applicable to any employee benefit plan maintained by a Participating Company and (b) the exercise of such discretion would not otherwise preclude any transaction in an equity security of the Company by an officer or Director of a Participating Company from being exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3.

6.3 ***Exercise Price.*** The exercise price per share of Stock subject to an Option shall be the Fair Market Value of a share of Stock on the date the Option is granted.

6.4 ***Exercise Period.*** Each Option shall terminate and cease to be exercisable on the date ten (10) years after the date of grant of the Option unless earlier terminated pursuant to the terms of the Plan or the Option Agreement.

6.5 ***Right to Exercise Options.*** Except as otherwise provided in the Plan or in the Option Agreement and provided that the Optionee's Service has been continuous from the date of Option grant until the relevant date set forth below, each Option, whether an Initial Option or an Annual

Option, shall become vested and exercisable cumulatively for shares of Stock subject to the Option (the "**Option Shares**") as follows:

(a) 25% of the Option Shares shall vest and first become exercisable on the day immediately preceding the day of the first Annual Meeting following the date of Option grant.

(b) 25% of the Option Shares shall vest and first become exercisable on the day immediately preceding the day of the second Annual Meeting following the date of Option grant.

(c) 50% of the Option Shares shall vest and first become exercisable on the day immediately preceding the day of the third Annual Meeting following the date of Option grant.

6.6 *Payment of Exercise Price.*

(a) **Forms of Consideration Authorized.** Except as otherwise provided below, payment of the exercise price for the number of shares of Stock being purchased pursuant to any Option shall be made (i) in cash, by check, or cash equivalent, (ii) by tender to the Company of shares of Stock owned by the Optionee having a Fair Market Value not less than the exercise price, (iii) by the assignment of the proceeds of a sale or loan with respect to some or all of the shares being acquired upon the exercise of the Option (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System) (a "**Cashless Exercise**"), or (iv) by any combination thereof.

(b) **Tender of Stock.** Notwithstanding the foregoing, an Option may not be exercised by tender to the Company of shares of Stock to the extent such tender of Stock would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Company's stock. Unless otherwise provided by the Board, an Option may not be exercised by tender to the Company of shares of Stock unless such shares either have been owned by the Optionee for more than six (6) months or were not acquired, directly or indirectly, from the Company.

(c) **Cashless Exercise.** The Company reserves, at any and all times, the right, in the Company's sole and absolute discretion, to establish, decline to approve or terminate any program or procedures for the exercise of Options by means of a Cashless Exercise.

6.7 *Tax Withholding.* The Company shall have the right, but not the obligation, to deduct from the shares of Stock issuable upon the exercise of an Option, or to accept from the Optionee the tender of, a number of whole shares of Stock having a Fair Market Value equal to all or any part of the federal, state, local and foreign taxes, if any, required by law to be withheld by the Participating Company Group with respect to such Option or the shares acquired upon exercise thereof. Alternatively or in addition, in its sole discretion, the Company shall have the right to require the Optionee to make adequate provision for any such tax withholding obligations of the Participating Company Group arising in connection with the Option or the shares acquired upon exercise thereof. The Company shall have no obligation to deliver shares of Stock until the Participating Company Group's tax withholding obligations have been satisfied.

7. *Standard Form of Option Agreement.*

7.1 *Initial Option.* Unless otherwise provided for by the Board at the time an Initial Option is granted, each Initial Option shall comply with and be subject to the terms and conditions set forth in the form of Nonstatutory Stock Option Agreement for Outside Directors (Initial Option) adopted by the Board concurrently with its adoption of the Plan and as amended from time to time.

7.2 **_Annual Option._**   Unless otherwise provided for by the Board at the time an Annual Option is granted, each Annual Option shall comply with and be subject to the terms and conditions set forth in the form of Nonstatutory Stock Option Agreement for Outside Directors (Annual Option) adopted by the Board concurrently with its adoption of the Plan and as amended from time to time.

7.3 **_Authority to Vary Terms._**   Subject to the limitations set forth in Section 3.2, the Board shall have the authority from time to time to vary the terms of any of the standard forms of Option Agreement described in this Section 7 either in connection with the grant or amendment of an individual Option or in connection with the authorization of a new standard form or forms; provided, however, that the terms and conditions of any such new, revised or amended standard form or forms of Option Agreement are not inconsistent with the terms of the Plan. Such authority shall include, but not by way of limitation, the authority to grant Options which are immediately exercisable subject to the Company's right to repurchase any unvested shares of Stock acquired by the Optionee upon the exercise of an Option in the event such Optionee's Service is terminated for any reason.

8. **_Transfer of Control._**

8.1 **_Definition._**   A "**Transfer of Control**" shall be deemed to have occurred in the event any of the following occurs with respect to the Company:

(a) the direct or indirect sale or exchange by the shareholders of the Company of all or substantially all of the stock of the Company where the shareholders of the Company before such sale or exchange do not retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the Company;

(b) a merger or consolidation in which the shareholders of the Company before such merger or consolidation do not retain, directly or indirectly at least a majority of the beneficial interest in the voting stock of the Company;

(c) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange, or transfer to one or more corporations where the shareholders of the Company before such sale, exchange or transfer retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the corporations to which the assets were transferred); or

(d) a liquidation or dissolution of the Company.

8.2 **_Effect of Transfer of Control on Options._**   In the event of a Transfer of Control, any unexercisable or unvested portion of the outstanding Options shall be immediately exercisable and vested in full as of the date ten (10) days prior to the date of the Transfer of Control. The exercise or vesting of any Option that was permissible solely by reason of this Section 8.2 shall be conditioned upon the consummation of the Transfer of Control. In addition, the surviving, continuing, successor, or purchasing corporation or parent corporation thereof, as the case may be (the "**Acquiring Corporation**"), may either assume the Company's rights and obligations under outstanding Options or substitute for outstanding Options substantially equivalent options for the Acquiring Corporation's stock. Any Options which are neither assumed or substituted for by the Acquiring Corporation in connection with the Transfer of Control nor exercised as of the date of the Transfer of Control shall terminate and cease to be outstanding effective as of the date of the Transfer of Control.

9. **_Nontransferability of Options._**   During the lifetime of the Optionee, an Option shall be exercisable only by the Optionee or the Optionee's guardian or legal representative. No Option shall be assignable or transferable by the Optionee, except by will or by the laws of descent and distribution.

10. ***Termination or Amendment of Plan.*** The Board may terminate or amend the Plan at any time. However, subject to changes in the law or other legal requirements that would permit otherwise, without the approval of the Company's shareholders, there shall be (a) no increase in the total number of shares of Stock that may be issued under the Plan (except by operation of the provisions of Section 4.2), and (b) no expansion in the class of persons eligible to receive Options. Furthermore, to the extent required by Rule 16b-3, provisions of the Plan addressing eligibility to participate in the Plan and the amount, price and timing of Options shall not be amended more than once every six (6) months, other than to comport with changes in the Code, the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder. In any event, no termination or amendment of the Plan may adversely affect any then outstanding Option, or any unexercised portion thereof, without the consent of the Optionee, unless such termination or amendment is necessary to comply with any applicable law or government regulation.

11. ***Continuation of Initial Plan as to Outstanding Options.*** Any other provision of the Plan to the contrary notwithstanding, the terms of the Initial Plan shall remain in effect and apply to all Options granted pursuant to the Initial Plan.

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing Adobe Systems Incorporated 1996 Outside Directors Stock Option Plan was duly adopted by the Board on December 20, 1995 and further amended on December 17, 1999.

/s/ COLLEEN M. POULIOT
Secretary

Exhibit 4.8

ADOBE SYSTEMS INCORPORATED

NONSTATUTORY STOCK OPTION AGREEMENT

FOR OUTSIDE DIRECTORS

(INITIAL OPTION)

THIS NONSTATUTORY STOCK OPTION AGREEMENT FOR OUTSIDE DIRECTORS (INITIAL OPTION) (the "**Option Agreement**") is made and entered into as of   , 200 , by and between Adobe Systems Incorporated and   (the "**Optionee**").

The Company has granted to the Optionee an option to purchase certain shares of Stock, upon the terms and conditions set forth in this Option Agreement (the "**Option**").

1.   **Definitions and Construction.**

1.1   *Definitions.*   Whenever used herein, the following terms shall have their respective meanings set forth below:

(a) "**Date of Option Grant**" means   , 200 .

(b) "**Number of Option Shares**" means thirty thousand (30,000) shares of Stock, as adjusted from time to time pursuant to Section 9.

(c) "**Exercise Price**" means $ per share of Stock, as adjusted from time to time pursuant to Section 9.

(d) "**Initial Vesting Date**" means the day immediately preceding the day of the first annual meeting of the shareholders of the Company following the Date of Option Grant.

(e) "**Option Expiration Date**" means the date ten (10) years after the Date of Option Grant.

(f) "**Vested Percentage**" means, on any relevant date, the percentage determined as follows:

	Vested Percentage
Prior to Initial Vesting Date.	0%
On and after Initial Vesting Date, provided Optionee's Service is continuous from Date of Option Grant until Initial Vesting Date. . .	25%
On and after the day immediately preceding the day of the second annual meeting of the shareholders of the Company provided Optionee's Service is continuous from Initial Vesting Date until such date.	50%
On and after the day immediately preceding the day of the third annual meeting of the shareholders of the Company provided Optionee's Service is continuous from Initial Vesting Date until such date.	100%

(g) "**Board**" means the Board of Directors of the Company. If one or more Committees have been appointed by the Board to administer the Plan, "Board" shall also mean such Committee(s).

(h) "**Code**" means the Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

(i) "**Committee**" means a committee of the Board duly appointed to administer the Plan and having such powers as shall be specified by the Board. Unless the powers of the Committee have been specifically limited, the Committee shall have all of the powers of the Board granted in the Plan, including, without limitation, the power to amend or terminate the Plan at any time, subject to the terms of the Plan and any applicable limitations imposed by law.

(j) "**Company**" means Adobe Systems Incorporated, a California corporation, or any successor corporation thereto.

(k) "**Director**" means a member of the Board or of the board of directors of any other Participating Company.

(l) "**Disability**" means the permanent and total disability of the Optionee within the meaning of Section 22(e)(3) of the Code.

(m) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

(n) "**Fair Market Value**" means, as of any date, if there is then a public market for the Stock, the closing price of the Stock (or the mean of the closing bid and asked prices of the Stock if the Stock is so reported instead) as reported on the National Association of Securities Dealers Automated Quotation ("NASDAQ") System, the NASDAQ National Market System or such other national or regional securities exchange or market system constituting the primary market for the Stock. If the relevant date does not fall on a day on which the Stock is trading on NASDAQ, the NASDAQ National Market System or other national or regional securities exchange or market system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded prior to the relevant date. If there is then no public market for the Stock, the Fair Market Value on any relevant date shall be as determined by the Board without regard to any restriction other than a restriction which, by its terms, will never lapse.

(o) "**Parent Corporation**" means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

(p) "**Participating Company**" means the Company or any Parent Corporation or Subsidiary Corporation.

(q) "**Participating Company Group**" means, at any point in time, all corporations collectively which are then Participating Companies.

(r) "**Plan**" means the Adobe Systems Incorporated 1996 Outside Directors Stock Option Plan.

(s) "**Rule 16b-3**" means Rule 16b-3 as promulgated under the Exchange Act, as amended from time to time, or any successor rule or regulation.

(t) "**Securities Act**" means the Securities Act of 1933, as amended.

(u) "**Service**" means the Optionee's service as a Director.

(v) "**Stock**" means the common stock of the Company, as adjusted from time to time in accordance with Section 9.

(w) "**Subsidiary Corporation**" means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

1.2 *Construction.*   Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of this Option Agreement. Except when otherwise indicated by the context, the singular shall include the plural, the plural shall include the singular, and use of the term "or" shall not be exclusive.

2. **Tax Status of the Option.**   This Option is intended to be a nonstatutory stock option and shall not be treated as an incentive stock option within the meaning of Section 422(b) of the Code.

3. **Administration.**   All questions of interpretation concerning this Option Agreement shall be determined by the Board, including any duly appointed Committee of the Board. All determinations by the Board shall be final and binding upon all persons having an interest in the Option. Any officer of a Participating Company shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, or election which is the responsibility of or which is allocated to the Company herein, provided the officer has apparent authority with respect to such matter, right, obligation, or election.

4. **Exercise of the Option.**

4.1 *Right to Exercise.*

(a) Except as otherwise provided herein, the Option shall be exercisable on and after the Initial Vesting Date and prior to the termination of the Option (as provided in Section 6) in an amount not to exceed the Number of Option Shares multiplied by the Vested Percentage less the number of shares previously acquired upon exercise of the Option. In no event shall the Option be exercisable for more shares than the Number of Option Shares.

(b) Notwithstanding the foregoing, in the event that the adoption of the Plan or any amendment of the Plan is subject to the approval of the Company's shareholders in order for the Plan or the grant of the Option to comply with the requirements of Rule 16b-3, the Option shall not be exercisable prior to such shareholder approval.

4.2 *Method of Exercise.*   Exercise of the Option shall be by written notice to the Company which must state the election to exercise the Option, the number of whole shares of Stock for which the Option is being exercised and such other representations and agreements as to the Optionee's investment intent with respect to such shares as may be required pursuant to the provisions of this Option Agreement. The written notice must be signed by the Optionee and must be delivered in person, by certified or registered mail, return receipt requested, by confirmed facsimile transmission, or by such other means as the Company may permit, to the Chief Financial Officer of the Company, or other authorized representative of the Participating Company Group, prior to the termination of the Option as set forth in Section 6, accompanied by full payment of the aggregate Exercise Price for the number of shares of Stock being purchased. The Option shall be deemed to be exercised upon receipt by the Company of such written notice and the aggregate Exercise Price.

4.3 *Payment of Exercise Price.*

(a) **Forms of Consideration Authorized.**   Except as otherwise provided below, payment of the aggregate Exercise Price for the number of shares of Stock for which the Option is being exercised shall be made (i) in cash, by check, or cash equivalent, (ii) by tender to the Company of whole shares of Stock owned by the Optionee having a Fair Market Value not less than the aggregate Exercise Price, (iii) by means of a Cashless Exercise, as defined in Section 4.3(c), or (iv) by any combination of the foregoing.

(b) **Tender of Stock.**   Notwithstanding the foregoing, the Option may not be exercised by tender to the Company of shares of Stock to the extent such tender of Stock would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Company's stock. The Option may not be exercised by tender to the Company of shares of Stock unless such shares either have been owned by the Optionee for more than six (6) months or were not acquired, directly or indirectly, from the Company.

      (c) **Cashless Exercise.** A "**Cashless Exercise**" means the assignment in a form acceptable to the Company of the proceeds of a sale or loan with respect to some or all of the shares of Stock acquired upon the exercise of the Option pursuant to a program or procedure approved by the Company (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System). The Company reserves, at any and all times, the right, in the Company's sole and absolute discretion, to decline to approve or terminate any such program or procedure.

      4.4 *Tax Withholding.* At the time the Option is exercised, in whole or in part, or at any time thereafter as requested by the Company, the Optionee agrees to make adequate provision for any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Participating Company Group, if any, which arise in connection with the Option, including, without limitation, obligations arising upon (i) the exercise, in whole or in part, of the Option, (ii) the transfer, in whole or in part, of any shares acquired upon exercise of the Option, or (iii) the lapsing of any restriction with respect to any shares acquired upon exercise of the Option.

      4.5 *Certificate Registration.* Except in the event the Exercise Price is paid by means of a Cashless Exercise, the certificate for the shares as to which the Option is exercised shall be registered in the name of the Optionee, or, if applicable, the heirs of the Optionee.

      4.6 *Restrictions on Grant of the Option and Issuance of Shares.* The grant of the Option and the issuance of shares of Stock upon exercise of the Option shall be subject to compliance with all applicable requirements of federal, state or foreign law with respect to such securities. The Option may not be exercised if the issuance of shares of Stock upon exercise would constitute a violation of any applicable federal, state or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, the Option may not be exercised unless (i) a registration statement under the Securities Act shall at the time of exercise of the Option be in effect with respect to the shares issuable upon exercise of the Option or (ii) in the opinion of legal counsel to the Company, the shares issuable upon exercise of the Option may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. THE OPTIONEE IS CAUTIONED THAT THE OPTION MAY NOT BE EXERCISED UNLESS THE FOREGOING CONDITIONS ARE SATISFIED. ACCORDINGLY, THE OPTIONEE MAY NOT BE ABLE TO EXERCISE THE OPTION WHEN DESIRED EVEN THOUGH THE OPTION IS VESTED. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares subject to the Option shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to the exercise of the Option, the Company may require the Optionee to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

      4.7 *Fractional Shares.* The Company shall not be required to issue fractional shares upon the exercise of the Option.

    5. **Nontransferability of the Option.** The Option may be exercised during the lifetime of the Optionee only by the Optionee or the Optionee's guardian or legal representative and may not be assigned or transferred in any manner except by will or by the laws of descent and distribution.

Following the death of the Optionee, the Option, to the extent provided in Section 7, may be exercised by the Optionee's legal representative or by any person empowered to do so under the deceased Optionee's will or under the then applicable laws of descent and distribution.

6. **Termination of the Option.** The Option shall terminate and may no longer be exercised on the first to occur of (a) the Option Expiration Date, (b) the last date for exercising the Option following termination of the Optionee's Service as described in Section 7, or (c) a Transfer of Control to the extent provided in Section 8.

7. **Effect of Termination of Service.**

   7.1 *Option Exercisability.*

   (a) **Disability.** If the Optionee's Service with the Participating Company Group is terminated because of the Disability of the Optionee, the Option, to the extent unexercised and exercisable on the date on which the Optionee's Service terminated, may be exercised by the Optionee (or the Optionee's guardian or legal representative) at any time prior to the expiration of twelve (12) months after the date on which the Optionee's Service terminated, but in any event no later than the Option Expiration Date.

   (b) **Death.** If the Optionee's Service with the Participating Company Group is terminated because of the death of the Optionee, the Option, to the extent unexercised and exercisable on the date on which the Optionee's Service terminated, may be exercised by the Optionee (or the Optionee's legal representative or other person who acquired the right to exercise the Option by reason of the Optionee's death) at any time prior to the expiration of twelve (12) months after the date on which the Optionee's Service terminated, but in any event no later than the Option Expiration Date. The Optionee's Service shall be deemed to have terminated on account of death if the Optionee dies within three (3) months after the Optionee's termination of Service.

   (c) **Other Termination of Service.** If the Optionee's Service with the Participating Company Group terminates for any reason, except Disability or death, the Option, to the extent unexercised and exercisable by the Optionee on the date on which the Optionee's Service terminated, may be exercised by the Optionee within three (3) months after the date on which the Optionee's Service terminated, but in any event no later than the Option Expiration Date.

   7.2 *Extension if Exercise Prevented by Law.* Notwithstanding the foregoing, if the exercise of the Option within the applicable time periods set forth in Section 7.1 is prevented by the provisions of Section 4.6, the Option shall remain exercisable until three (3) months after the date the Optionee is notified by the Company that the Option is exercisable, but in any event no later than the Option Expiration Date.

   7.3 *Extension if Optionee Subject to Section 16(b).* Notwithstanding the foregoing, if a sale, within the applicable time periods set forth in Section 7.1, of shares acquired upon the exercise of the Option would subject the Optionee to suit under Section 16(b) of the Exchange Act, the Option shall remain exercisable until the earliest to occur of (i) the tenth (10th) day following the date on which a sale of such shares by the Optionee would no longer be subject to such suit, (ii) the one hundred and ninetieth (190th) day after the Optionee's termination of Service, or (iii) the Option Expiration Date.

8. **Transfer of Control.**

8.1 *Definition.* A "**Transfer of Control**" shall be deemed to have occurred in the event any of the following occurs with respect to the Company:

(a) the direct or indirect sale or exchange by the shareholders of the Company of all or substantially all of the stock of the Company where the shareholders of the Company before such sale or exchange do not retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the Company;

(b) a merger or consolidation in which the shareholders of the Company before such merger or consolidation do not retain, directly or indirectly at least a majority of the beneficial interest in the voting stock of the Company;

(c) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange, or transfer to one or more corporations where the shareholders of the Company before such sale, exchange or transfer retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the corporations to which the assets were transferred); or

(d) a liquidation or dissolution of the Company.

8.2 *Effect of Transfer of Control on Option.* In the event of a Transfer of Control, any unexercised portion of the Option shall be immediately exercisable and vested in full as of the date thirty (30) days prior to the date of the Transfer of Control. Any exercise of the Option that was permissible solely by reason of this Section 8.2 shall be conditioned upon the consummation of the Transfer of Control. In addition, the surviving, continuing, successor, or purchasing corporation or parent corporation thereof, as the case may be (the "**Acquiring Corporation**"), may either assume the Company's rights and obligations under the Option or substitute for the Option a substantially equivalent option for the Acquiring Corporation's stock. The Option shall terminate and cease to be outstanding effective as of the date of the Transfer of Control to the extent that the Option is neither assumed or substituted for by the Acquiring Corporation in connection with the Transfer of Control nor exercised as of the date of the Transfer of Control.

9. **Adjustments for Changes in Capital Structure.** In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification, or similar change in the capital structure of the Company, appropriate adjustments shall be made in the number, Exercise Price and class of shares of stock subject to the Option. If a majority of the shares which are of the same class as the shares that are subject to the Option are exchanged for, converted into, or otherwise become (whether or not pursuant to a Transfer of Control) shares of another corporation (the "**New Shares**"), the Board may unilaterally amend the Option to provide that the Option is exercisable for New Shares. In the event of any such amendment, the Number of Option Shares and the Exercise Price shall be adjusted in a fair and equitable manner, as determined by the Board, in its sole discretion. Notwithstanding the foregoing, any fractional share resulting from an adjustment pursuant to this Section 9 shall be rounded down to the nearest whole number, and in no event may the Exercise Price be decreased to an amount less than the par value, if any, of the stock subject to the Option.

10. **Rights as a Shareholder.** The Optionee shall have no rights as a shareholder with respect to any shares covered by the Option until the date of the issuance of a certificate for the shares for which the Option has been exercised (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such certificate is issued, except as provided in Section 9.

11. **Legends.** The Company may at any time place legends referencing any applicable federal, state or foreign securities law restrictions on all certificates representing shares of stock subject to the provisions of this Option Agreement. The Optionee shall, at the request of the Company, promptly present to the Company any and all certificates representing shares acquired pursuant to the Option in the possession of the Optionee in order to carry out the provisions of this Section.

12. **Binding Effect.** Subject to the restrictions on transfer set forth herein, this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

13. **Termination or Amendment.** The Board may terminate or amend the Plan or the Option at any time; provided, however, that no such termination or amendment may adversely affect the Option or any unexercised portion hereof without the consent of the Optionee unless such termination or amendment is necessary to comply with any applicable law or government regulation. No amendment or addition to this Option Agreement shall be effective unless in writing.

14. **Integrated Agreement.** This Option Agreement constitutes the entire understanding and agreement of the Optionee and the Participating Company Group with respect to the subject matter contained herein, and there are no agreements, understandings, restrictions, representations, or warranties among the Optionee and the Participating Company Group with respect to such subject matter other than those as set forth or provided for herein. To the extent contemplated herein, the provisions of this Option Agreement shall survive any exercise of the Option and shall remain in full force and effect.

15. **Applicable Law.** This Option Agreement shall be governed by the laws of the State of California as such laws are applied to agreements between California residents entered into and to be performed entirely within the State of California.

ADOBE SYSTEMS INCORPORATED

By: _____

Title: _____

The Optionee represents that the Optionee is familiar with the terms and provisions of this Option Agreement and hereby accepts the Option subject to all of the terms and provisions thereof. The Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Board upon any questions arising under this Option Agreement.

OPTIONEE

Date: _____   _____

ADOBE SYSTEMS INCORPORATED

NONSTATUTORY STOCK OPTION AGREEMENT

FOR OUTSIDE DIRECTORS

(ANNUAL OPTION)

THIS NONSTATUTORY STOCK OPTION AGREEMENT FOR OUTSIDE DIRECTORS (ANNUAL OPTION) (the "**Option Agreement**") is made and entered into as of   , 200   , by and between Adobe Systems Incorporated and   (the "**Optionee**").

The Company has granted to the Optionee an option to purchase certain shares of Stock, upon the terms and conditions set forth in this Option Agreement (the "**Option**").

1. **Definitions and Construction.**

   1.1 *Definitions.*   Whenever used herein, the following terms shall have their respective meanings set forth below:

   (a) "**Date of Option Grant**" means   , 200   .

   (b) "**Number of Option Shares**" means twenty thousand (20,000) shares of Stock, as adjusted from time to time pursuant to Section 9.

   (c) "**Exercise Price**" means $ per share of Stock, as adjusted from time to time pursuant to Section 9.

   (d) "**Initial Vesting Date**" means the day immediately preceding the day of the first annual meeting of the shareholders of the Company following the Date of Option Grant.

   (e) "**Option Expiration Date**" means the date ten (10) years after the Date of Option Grant.

   (f) "**Vested Percentage**" means, on any relevant date, the percentage determined as follows:

	Vested Percentage
Prior to Initial Vesting Date.	0%
On and after Initial Vesting Date, provided Optionee's Service is continuous from Date of Option Grant until Initial Vesting Date. . .	25%
On and after the day immediately preceding the day of the second annual meeting of the shareholders of the Company provided Optionee's Service is continuous from Initial Vesting Date until such date.	50%
On and after the day immediately preceding the day of the third annual meeting of the shareholders of the Company provided Optionee's Service is continuous from Initial Vesting Date until such date.	100%

   (g) "**Board**" means the Board of Directors of the Company. If one or more Committees have been appointed by the Board to administer the Plan, "Board" shall also mean such Committee(s).

   (h) "**Code**" means the Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

1

(i)   "**Committee**" means a committee of the Board duly appointed to administer the Plan and having such powers as shall be specified by the Board. Unless the powers of the Committee have been specifically limited, the Committee shall have all of the powers of the Board granted in the Plan, including, without limitation, the power to amend or terminate the Plan at any time, subject to the terms of the Plan and any applicable limitations imposed by law.

(j)   "**Company**" means Adobe Systems Incorporated, a California corporation, or any successor corporation thereto.

(k)   "**Director**" means a member of the Board or of the board of directors of any other Participating Company.

(l)   "**Disability**" means the permanent and total disability of the Optionee within the meaning of Section 22(e)(3) of the Code.

(m) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

(n)   "**Fair Market Value**" means, as of any date, if there is then a public market for the Stock, the closing price of the Stock (or the mean of the closing bid and asked prices of the Stock if the Stock is so reported instead) as reported on the National Association of Securities Dealers Automated Quotation ("NASDAQ") System, the NASDAQ National Market System or such other national or regional securities exchange or market system constituting the primary market for the Stock. If the relevant date does not fall on a day on which the Stock is trading on NASDAQ, the NASDAQ National Market System or other national or regional securities exchange or market system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded prior to the relevant date. If there is then no public market for the Stock, the Fair Market Value on any relevant date shall be as determined by the Board without regard to any restriction other than a restriction which, by its terms, will never lapse.

(o)   "**Parent Corporation**" means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

(p)   "**Participating Company**" means the Company or any Parent Corporation or Subsidiary Corporation.

(q)   "**Participating Company Group**" means, at any point in time, all corporations collectively which are then Participating Companies.

(r)   "**Plan**" means the Adobe Systems Incorporated 1996 Outside Directors Stock Option Plan.

(s)   "**Rule 16b-3**" means Rule 16b-3 as promulgated under the Exchange Act, as amended from time to time, or any successor rule or regulation.

(t)   "**Securities Act**" means the Securities Act of 1933, as amended.

(u)   "**Service**" means the Optionee's service as a Director.

(v)   "**Stock**" means the common stock of the Company, as adjusted from time to time in accordance with Section 9.

(w)   "**Subsidiary Corporation**" means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

1.2   *Construction.*   Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of this Option Agreement. Except when otherwise indicated by the context, the singular shall include the plural, the plural shall include the singular, and use of the term "or" shall not be exclusive.

2. **Tax Status of the Option.**   This Option is intended to be a nonstatutory stock option and shall not be treated as an incentive stock option within the meaning of Section 422(b) of the Code.

3. **Administration.**   All questions of interpretation concerning this Option Agreement shall be determined by the Board, including any duly appointed Committee of the Board. All determinations by the Board shall be final and binding upon all persons having an interest in the Option. Any officer of a Participating Company shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, or election which is the responsibility of or which is allocated to the Company herein, provided the officer has apparent authority with respect to such matter, right, obligation, or election.

4. **Exercise of the Option.**

4.1 *Right to Exercise.*

(a) Except as otherwise provided herein, the Option shall be exercisable on and after the Initial Vesting Date and prior to the termination of the Option (as provided in Section 6) in an amount not to exceed the Number of Option Shares multiplied by the Vested Percentage less the number of shares previously acquired upon exercise of the Option. In no event shall the Option be exercisable for more shares than the Number of Option Shares.

(b) Notwithstanding the foregoing, in the event that the adoption of the Plan or any amendment of the Plan is subject to the approval of the Company's shareholders in order for the Plan or the grant of the Option to comply with the requirements of Rule 16b-3, the Option shall not be exercisable prior to such shareholder approval.

4.2 *Method of Exercise.*   Exercise of the Option shall be by written notice to the Company which must state the election to exercise the Option, the number of whole shares of Stock for which the Option is being exercised and such other representations and agreements as to the Optionee's investment intent with respect to such shares as may be required pursuant to the provisions of this Option Agreement. The written notice must be signed by the Optionee and must be delivered in person, by certified or registered mail, return receipt requested, by confirmed facsimile transmission, or by such other means as the Company may permit, to the Chief Financial Officer of the Company, or other authorized representative of the Participating Company Group, prior to the termination of the Option as set forth in Section 6, accompanied by full payment of the aggregate Exercise Price for the number of shares of Stock being purchased. The Option shall be deemed to be exercised upon receipt by the Company of such written notice and the aggregate Exercise Price.

4.3 *Payment of Exercise Price.*

(a) **Forms of Consideration Authorized.**   Except as otherwise provided below, payment of the aggregate Exercise Price for the number of shares of Stock for which the Option is being exercised shall be made (i) in cash, by check, or cash equivalent, (ii) by tender to the Company of whole shares of Stock owned by the Optionee having a Fair Market Value not less than the aggregate Exercise Price, (iii) by means of a Cashless Exercise, as defined in Section 4.3(c), or (iv) by any combination of the foregoing.

(b) **Tender of Stock.**   Notwithstanding the foregoing, the Option may not be exercised by tender to the Company of shares of Stock to the extent such tender of Stock would constitute a violation of the provisions of any law, regulation or agreement restricting the redemption of the Company's stock. The Option may not be exercised by tender to the

Company of shares of Stock unless such shares either have been owned by the Optionee for more than six (6) months or were not acquired, directly or indirectly, from the Company.

(c) **Cashless Exercise.** A "Cashless Exercise" means the assignment in a form acceptable to the Company of the proceeds of a sale or loan with respect to some or all of the shares of Stock acquired upon the exercise of the Option pursuant to a program or procedure approved by the Company (including, without limitation, through an exercise complying with the provisions of Regulation T as promulgated from time to time by the Board of Governors of the Federal Reserve System). The Company reserves, at any and all times, the right, in the Company's sole and absolute discretion, to decline to approve or terminate any such program or procedure.

4.4 *Tax Withholding.* At the time the Option is exercised, in whole or in part, or at any time thereafter as requested by the Company, the Optionee agrees to make adequate provision for any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Participating Company Group, if any, which arise in connection with the Option, including, without limitation, obligations arising upon (i) the exercise, in whole or in part, of the Option, (ii) the transfer, in whole or in part, of any shares acquired upon exercise of the Option, or (iii) the lapsing of any restriction with respect to any shares acquired upon exercise of the Option.

4.5 *Certificate Registration.* Except in the event the Exercise Price is paid by means of a Cashless Exercise, the certificate for the shares as to which the Option is exercised shall be registered in the name of the Optionee, or, if applicable, the heirs of the Optionee.

4.6 *Restrictions on Grant of the Option and Issuance of Shares.* The grant of the Option and the issuance of shares of Stock upon exercise of the Option shall be subject to compliance with all applicable requirements of federal, state or foreign law with respect to such securities. The Option may not be exercised if the issuance of shares of Stock upon exercise would constitute a violation of any applicable federal, state or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Stock may then be listed. In addition, the Option may not be exercised unless (i) a registration statement under the Securities Act shall at the time of exercise of the Option be in effect with respect to the shares issuable upon exercise of the Option or (ii) in the opinion of legal counsel to the Company, the shares issuable upon exercise of the Option may be issued in accordance with the terms of an applicable exemption from the registration requirements of the Securities Act. THE OPTIONEE IS CAUTIONED THAT THE OPTION MAY NOT BE EXERCISED UNLESS THE FOREGOING CONDITIONS ARE SATISFIED. ACCORDINGLY, THE OPTIONEE MAY NOT BE ABLE TO EXERCISE THE OPTION WHEN DESIRED EVEN THOUGH THE OPTION IS VESTED. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares subject to the Option shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to the exercise of the Option, the Company may require the Optionee to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation and to make any representation or warranty with respect thereto as may be requested by the Company.

4.7 *Fractional Shares.* The Company shall not be required to issue fractional shares upon the exercise of the Option.

5. **Nontransferability of the Option.** The Option may be exercised during the lifetime of the Optionee only by the Optionee or the Optionee's guardian or legal representative and may not be assigned or transferred in any manner except by will or by the laws of descent and distribution. Following the death of the Optionee, the Option, to the extent provided in Section 7, may be exercised

by the Optionee's legal representative or by any person empowered to do so under the deceased Optionee's will or under the then applicable laws of descent and distribution.

6. **Termination of the Option.**   The Option shall terminate and may no longer be exercised on the first to occur of (a) the Option Expiration Date, (b) the last date for exercising the Option following termination of the Optionee's Service as described in Section 7, or (c) a Transfer of Control to the extent provided in Section 8.

7. **Effect of Termination of Service.**

7.1   *Option Exercisability.*

(a)   **Disability.**   If the Optionee's Service with the Participating Company Group is terminated because of the Disability of the Optionee, the Option, to the extent unexercised and exercisable on the date on which the Optionee's Service terminated, may be exercised by the Optionee (or the Optionee's guardian or legal representative) at any time prior to the expiration of twelve (12) months after the date on which the Optionee's Service terminated, but in any event no later than the Option Expiration Date.

(b)   **Death.**   If the Optionee's Service with the Participating Company Group is terminated because of the death of the Optionee, the Option, to the extent unexercised and exercisable on the date on which the Optionee's Service terminated, may be exercised by the Optionee (or the Optionee's legal representative or other person who acquired the right to exercise the Option by reason of the Optionee's death) at any time prior to the expiration of twelve (12) months after the date on which the Optionee's Service terminated, but in any event no later than the Option Expiration Date. The Optionee's Service shall be deemed to have terminated on account of death if the Optionee dies within three (3) months after the Optionee's termination of Service.

(c)   **Other Termination of Service.**   If the Optionee's Service with the Participating Company Group terminates for any reason, except Disability or death, the Option, to the extent unexercised and exercisable by the Optionee on the date on which the Optionee's Service terminated, may be exercised by the Optionee within three (3) months after the date on which the Optionee's Service terminated, but in any event no later than the Option Expiration Date.

7.2   *Extension if Exercise Prevented by Law.*   Notwithstanding the foregoing, if the exercise of the Option within the applicable time periods set forth in Section 7.1 is prevented by the provisions of Section 4.6, the Option shall remain exercisable until three (3) months after the date the Optionee is notified by the Company that the Option is exercisable, but in any event no later than the Option Expiration Date.

7.3   *Extension if Optionee Subject to Section 16(b).*   Notwithstanding the foregoing, if a sale, within the applicable time periods set forth in Section 7.1, of shares acquired upon the exercise of the Option would subject the Optionee to suit under Section 16(b) of the Exchange Act, the Option shall remain exercisable until the earliest to occur of (i) the tenth (10th) day following the date on which a sale of such shares by the Optionee would no longer be subject to such suit, (ii) the one hundred and ninetieth (190th) day after the Optionee's termination of Service, or (iii) the Option Expiration Date.

8. **Transfer of Control.**

8.1 *Definition.* A "**Transfer of Control**" shall be deemed to have occurred in the event any of the following occurs with respect to the Company:

(a) the direct or indirect sale or exchange by the shareholders of the Company of all or substantially all of the stock of the Company where the shareholders of the Company before such sale or exchange do not retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the Company;

(b) a merger or consolidation in which the shareholders of the Company before such merger or consolidation do not retain, directly or indirectly at least a majority of the beneficial interest in the voting stock of the Company;

(c) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange, or transfer to one or more corporations where the shareholders of the Company before such sale, exchange or transfer retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the corporations to which the assets were transferred); or

(d) a liquidation or dissolution of the Company.

8.2 *Effect of Transfer of Control on Option.* In the event of a Transfer of Control, any unexercised portion of the Option shall be immediately exercisable and vested in full as of the date thirty (30) days prior to the date of the Transfer of Control. Any exercise of the Option that was permissible solely by reason of this Section 8.2 shall be conditioned upon the consummation of the Transfer of Control. In addition, the surviving, continuing, successor, or purchasing corporation or parent corporation thereof, as the case may be (the "**Acquiring Corporation**"), may either assume the Company's rights and obligations under the Option or substitute for the Option a substantially equivalent option for the Acquiring Corporation's stock. The Option shall terminate and cease to be outstanding effective as of the date of the Transfer of Control to the extent that the Option is neither assumed or substituted for by the Acquiring Corporation in connection with the Transfer of Control nor exercised as of the date of the Transfer of Control.

9. **Adjustments for Changes in Capital Structure.** In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification, or similar change in the capital structure of the Company, appropriate adjustments shall be made in the number, Exercise Price and class of shares of stock subject to the Option. If a majority of the shares which are of the same class as the shares that are subject to the Option are exchanged for, converted into, or otherwise become (whether or not pursuant to a Transfer of Control) shares of another corporation (the "**New Shares**"), the Board may unilaterally amend the Option to provide that the Option is exercisable for New Shares. In the event of any such amendment, the Number of Option Shares and the Exercise Price shall be adjusted in a fair and equitable manner, as determined by the Board, in its sole discretion. Notwithstanding the foregoing, any fractional share resulting from an adjustment pursuant to this Section 9 shall be rounded down to the nearest whole number, and in no event may the Exercise Price be decreased to an amount less than the par value, if any, of the stock subject to the Option.

10. **Rights as a Shareholder.** The Optionee shall have no rights as a shareholder with respect to any shares covered by the Option until the date of the issuance of a certificate for the shares for which the Option has been exercised (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for dividends, distributions or other rights for which the record date is prior to the date such certificate is issued, except as provided in Section 9.

11. **Legends.** The Company may at any time place legends referencing any applicable federal, state or foreign securities law restrictions on all certificates representing shares of stock subject to the provisions of this Option Agreement. The Optionee shall, at the request of the Company, promptly present to the Company any and all certificates representing shares acquired pursuant to the Option in the possession of the Optionee in order to carry out the provisions of this Section.

12. **Binding Effect.** Subject to the restrictions on transfer set forth herein, this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

13. **Termination or Amendment.** The Board may terminate or amend the Plan or the Option at any time; provided, however, that no such termination or amendment may adversely affect the Option or any unexercised portion hereof without the consent of the Optionee unless such termination or amendment is necessary to comply with any applicable law or government regulation. No amendment or addition to this Option Agreement shall be effective unless in writing.

14. **Integrated Agreement.** This Option Agreement constitutes the entire understanding and agreement of the Optionee and the Participating Company Group with respect to the subject matter contained herein, and there are no agreements, understandings, restrictions, representations, or warranties among the Optionee and the Participating Company Group with respect to such subject matter other than those as set forth or provided for herein. To the extent contemplated herein, the provisions of this Option Agreement shall survive any exercise of the Option and shall remain in full force and effect.

15. **Applicable Law.** This Option Agreement shall be governed by the laws of the State of California as such laws are applied to agreements between California residents entered into and to be performed entirely within the State of California.

ADOBE SYSTEMS INCORPORATED

By: _____

Title: _____

The Optionee represents that the Optionee is familiar with the terms and provisions of this Option Agreement and hereby accepts the Option subject to all of the terms and provisions thereof. The Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Board upon any questions arising under this Option Agreement.

OPTIONEE

Date: _____   _____

Exhibit 5

June 16, 2000

Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110

Ladies and Gentlemen:

You have requested my opinion with respect to certain matters in connection with the filing by Adobe Systems Incorporated (the "Registrant") of a Registration Statement on Form S-8 (the "Registration Statement") with the Securities and Exchange Commission covering the offering of up to 250,000 shares of the Registrant's Common Stock, $.0001 par value, (the "Shares") pursuant to its 1996 Outside Directors' Stock Option Plan (the "Plan").

In connection with this opinion, I have examined the Registration Statement and related Prospectus, the Registrant's Certificate of Incorporation and By-laws, as amended, and such other documents, records, certificates, memoranda and other instruments as I deem necessary as a basis for this opinion. I have assumed the genuineness and authenticity of all documents submitted to me as originals, the conformity to originals of all documents submitted to me as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

On the basis of the foregoing, and in reliance thereon, I am of the opinion that the Shares, when sold and issued in accordance with the Plan, the Registration Statement and related Prospectus, will be validly issued, fully paid, and nonassessable (except as to shares issued pursuant to certain deferred payment arrangements, which will be fully paid and nonassessable when such deferred payments are made in full).

I consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ CHERYL K. HOUSE

Cheryl K. House, Esq.
Corporate Securities Counsel

Exhibit 23.1

CONSENT OF KPMG LLP, INDEPENDENT AUDITORS

The Board of Directors
Adobe Systems Incorporated:

    We consent to incorporation herein by reference of our report dated December 14, 1999, relating to the consolidated balance sheets of Adobe Systems Incorporated and subsidiaries as of December 3, 1999 and November 27, 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 3, 1999, and the related schedule, which report appears on the December 3, 1999 annual report on Form 10-K of Adobe Systems Incorporated.

/s/ KPMG LLP

Mountain View, CA
June 15, 2000

June 16, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20006
Attn: Filing Desk

Re: Adobe Systems Incorporated (ADBE)
Registration Statement on Form S-8

Ladies and Gentlemen:

Attached for filing on behalf of Adobe Systems Incorporated (the "Company") please find the Registration Statement on Form S-8 which covers 250,000 shares issuable pursuant to the Company's 1996 Outside Directors' Stock Option Plan.

If you have any questions regarding the attached, please do not hesitate to call either Lawrence-Michael Barrott at (408) 536-6323 or Cheryl K. House, Esq. at (408) 536-4553.

Thank you.

Sincerely,

/s/ LAWRENCE-MICHAEL BARROTT

Lawrence-Michael Barrott
Corporate Securities Paralegal

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